May 25, 2007
VIA EDGAR
Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Dear Mr. Gordon:

Re:	Ritchie Bros. Auctioneers Incorporated Form 40-F for the year ended December 31, 2006 Filed 2/22/07 File No. 001-13425
This letter is written in response to the comments included in your letter dated May 11, 2007 regarding your review of our Form 40-F filing referenced above. We have included your original comments in bold text below for your convenience. References in this letter to “we,” “our” or “us” are to Ritchie Bros. Auctioneers Incorporated and its subsidiaries.
We also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1.	Please advise us how you determined that you meet the eligibility requirements to file on Form 40-F. Refer to paragraph A(2) of the general instructions to Form 40-F. Specifically, tell us how you meet the requirements to qualify as a foreign private issuer.

Mr. Daniel L. Gordon
May 25, 2007

In accordance with Rule 405 of the Securities Act, the term “foreign private issuer” means any foreign issuer other than a foreign government except an issuer meeting the following conditions:
1)	More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

2)	Any of the following:
i)	The majority of the executive officers or directors are United States citizens or residents;

ii)	More than 50 percent of the assets of the issuer are located in the United States; or

iii)	The business of the issuer is administered principally in the United States.
We are a “foreign issuer” for purposes of SEC rules because we are a company amalgamated under and governed by the Canada Business Corporations Act. In determining whether we are a foreign private issuer, we performed an inquiry with our transfer agent, Computershare Trust Company of Canada, of the number of our outstanding common shares owned of record by residents of the United States, including brokers, dealers, banks and other nominees located in the United States in accordance with Rule 405. As at December 31, 2006, approximately 44% of our outstanding common shares were held by shareholders of record resident in the United States.

To determine beneficial ownership of shares held of record by (a) non-U.S. shareholders, and (b) U.S. shareholders, we reviewed our shareholder position listing report and holders of record report. We also reviewed all omnibus proxies received for our annual meeting of shareholders and our Non-Objecting Beneficial Ownership (or NOBO) report. These reports and sources do not provide identity information for all of our beneficial owners because most have indicated an unwillingness to provide relevant information and accordingly, were not included on our NOBO list. However, based on the information available to us, there appear to be more shares held by United States holders of record that are beneficially owned by non-U.S. persons than shares held by non-U.S. holders of record that are beneficially owned by U.S. persons. For example, the majority of shares reflected in our NOBO list were beneficially owned by non-U.S. persons.

Based on the beneficial ownership reports we have been able to obtain, we have concluded that the actual percentage of shares beneficially owned by U.S. residents is likely less than the 44% record ownership by U.S. residents. Accordingly, we have also concluded that the percentage of our shares beneficially owned by U.S. residents is less than 50%, and that we therefore qualify as a foreign private issuer and that filing on Form 40-F was appropriate.

Mr. Daniel L. Gordon
May 25, 2007

We will continue to monitor on a quarterly basis the percentage of our outstanding voting securities directly or indirectly owned of record by residents of the United States, and apply the second part of the test when necessary, to determine if the use of Form 40-F continues to be appropriate.

2.	We note that you discuss gross auction sales within Management’s Discussion and Analysis and various other parts of the filing. This disclosure represents a non-GAAP financial measure and it appears that your presentation of gross auction sales is not appropriate. Such measures need to be accompanied by clear disclosure that the measures do not have a standardized meaning, an explanation of their composition and reconciliation to the most directly comparable measure in the issuer’s GAAP financial statements. In your response provide us with your proposed disclosure that will be included in future filings. For reference see Revised CSA Staff Notice 52-306.

Within our Management’s Discussion and Analysis and various other parts of our filing, when we refer to gross auction sales for the first time we state that it represents the total proceeds from all items sold at our auctions. We believe that this term is clearly defined and not subject to significant non-standard treatment such as, for example, EBITDA or EBIT. In our MD&A discussion under the heading Sources of Revenue and Revenue Recognition, we provide an explanation that gross auction sales is an important measure we use in comparing and assessing our operating performance and why we feel it is important. We also state that gross auction sales is not a measure of revenue and is not presented in our statement of operations, and provide the closest comparable financial statement measure, which is auction revenues (the top line of our Statement of Operations). As discussed in our public disclosure, auction revenues may vary from period to period based on the types of commissions and agency structures we undertake. Because gross auction sales are not affected by the types of commissions and agency structures we undertake, we believe that they provide a more useful and consistent measure of our operational performance from period to period, which also assists in better understanding other aspects of our business and performance. Throughout our filing, we give equal or greater prominence to auction revenues than to gross auction sales.

We believe gross auction sales is not a financial or liquidity measure derived from our financial statements. As such, we believe that the otherwise applicable reconciliation requirement of Regulation G is not required.

The following is our proposed general disclosure of gross auction sales to be included in future filings:
Gross auction sales represents the total proceeds from all items sold at our auctions. Our definition of gross auction sales may differ from those used by other participants in our industry. Gross auction sales is an important measure we use in comparing and assessing our operating performance. It is not a measure of

Mr. Daniel L. Gordon
May 25, 2007

our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction sales. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of our gross auction sales that we do not retain is remitted to our customers who consign items to our auctions.
3.	In future filings please revise to present incidental interest income within the Other income (expense) section of your Statement of Operations.

For all reporting periods commencing on or after January 1, 2008, we will present incidental interest income within the Other Income (Expense) section of our Statement of Operations.

4.	Please advise us why you have characterized a decrease in funds committed for debt repayment as a financing cash inflow. In your response, tell us if these funds were legally restricted or just internally earmarked for debt service.

In the past, certain of our term loans required us to make minimum annual payments (plus interest) and to deposit a portion of those payments in a money market account with the lender, which amount was treated as a sinking fund. The remainder of the annual payment was treated as a principal repayment. Because the terms of the loan agreements required us to maintain these minimum sinking fund balances for the duration of the term loans, the sinking funds were contractually restricted. We recorded the sinking fund amounts in our consolidated balance sheets as “funds committed for debt repayment”, and when we made sinking fund payments, we treated the cash outflow as a financing cash outflow to reflect the fact that the payments were made in accordance with specific loan agreements.

When the term loans came due in 2004 and 2005, the related sinking fund balances were available, at our election, to repay part of the remaining principal amounts outstanding on the term loans or to be returned to our operating bank account. We elected to have the cash returned to our operating account and to refinance the remaining balance of the term loans. The money market funds were redeemed and the proceeds deposited in our bank account. As a result, we treated the sinking fund portion of the transaction as a financing cash inflow to reflect the fact that the sinking fund payments were now available for general purposes and reclassified to cash and cash equivalents in our consolidated balance sheets. The repayment of the term loans and subsequent refinancing of the loans was treated as a financing cash outflow and cash inflow, respectively.

Mr. Daniel L. Gordon
May 25, 2007

5.	Please advise us of your basis in GAAP for recording the net gain or loss on auction of inventory items as revenue. It appears that you take ownership of some inventory and may have all of the risk related to their future sale. Tell us why you are recording these revenues on a net basis and not gross basis. For reference see EITF 99-19. We are referencing US GAAP due to the fact that there is no reconciling item shown in footnote 9.

Because the auction business is a net business, we do not record gross auction sales in our Statements of Operations; rather, we record the net commission we earn from sales as auction revenues, which reflects our acting in an agency relationship between buyers and sellers of equipment. In certain limited situations, we temporarily acquire title to a limited number of items of equipment to be sold at an upcoming auction, without assuming significant risks and rewards of ownership of the goods. Our acquisition of equipment in advance of an auction is an ancillary component of our auction business (typically representing less than ten percent of gross auction sales volume) and we do not treat it as a separate and distinct business. We are usually indifferent to the choice by a consignor of a commission-based or purchase contract.

We acquire title to equipment to accommodate the desire of some sellers for greater predictability of sale proceeds. As we do not acquire the equipment for speculative purposes, but simply use the inventory option as a tool for securing equipment for a particular auction, inventory items are typically held for less than 45 days and are sold on an unreserved basis at the next local auction.

We present these transactions involving equipment to which we have obtained title on a net basis, with the net gain or loss on sale being recorded as a component of our auction revenues. As discussed below, we believe our method of and reasons for acquiring equipment into inventory provide persuasive evidence that net basis presentation is appropriate for us.

We reached the decision to record a net gain or loss on auction of inventory items as revenue after careful consideration of EITF 99-19. We evaluated the criteria detailed in EITF 99-19 as follows:
•	Is the Company the Primary Obligor in the Arrangement? Our role as the primary obligor in the arrangement is limited. We purchase items from equipment owners for sale in a specific auction, but we are not responsible to buyers for the acceptability of the equipment. The items are sold at the next auction on an “as-is, where-is” basis, and no rights of return or warranties are provided to buyers. Our contracts for the acquisition of equipment clearly state that the equipment is being acquired for resale at a specific auction. We do not make any representations about the inventory items during marketing or in the terms of sale, and buyers at our auctions sign an agreement acknowledging that we make no representations as to suitability, acceptability or condition of items sold at our auctions. In addition, the seller is responsible for delivering the items to our

Mr. Daniel L. Gordon
May 25, 2007

auction site prior to title transfer and the buyer is responsible for taking them away once they are paid for in full.

Consistent with our external reporting, our internal management reports show our revenue from the sale of equipment at our auctions as a percentage of the sales price at auction, regardless of whether we sell the equipment on a straight commission basis or purchase it from the seller. This is illustrative of our view that our role is that of an agent of the consignor or owner of equipment, and not that of principal. In certain situations we will agree to pay to the seller an additional percentage of the proceeds from auction over a certain threshold, which provides further evidence of the agency relationship and that we are not the primary obligor in these transactions, which supports net presentation.

•	Does the Company have General Inventory Risk? We have negligible general inventory risk as (a) we generally hold title to assets for a short period of time prior to a specific auction, (b) the equipment we purchase generally is income-producing, and not subject to significant fluctuations in value, and we are aware of prevailing market prices, and (c) customers do not order items from us. Most inventory items are sold at the next auction within days of title transfer in the same manner as consigned equipment and we do not hold inventory from one auction to the next. Equipment is typically taken into inventory only in connection with a specific auction and there is no difference in the terms and conditions of sale compared to consigned equipment. We do not acquire the inventory items for company use and ordinarily do not sell the equipment any other way except at our unreserved auctions, where 100 percent of items sell on sale day to the highest bidder. In addition, we do not have any back-end inventory risk because customers do not have the right of return.

•	Does the Company have Latitude in Establishing Price? We have no latitude in establishing sale prices of inventory items. Similar to all other items sold at our auctions, purchased inventory is sold on an “unreserved” basis. This means there are no minimum or reserve prices on anything we sell at our auctions — every item is sold to the highest bidder on sale day regardless of price. We provide a market place for the exchange of assets, but the sales prices are determined by the bidders at our auctions, not by us.

•	Does the Company Change the Product or Perform Part of the Service? Regardless of whether an item in one of our auctions has been consigned on a commission basis or purchase contract, we will typically take steps to make the equipment ready for sale prior to the auction. The value of this “make-ready” work, which consists mostly of cleaning and detailing (and occasionally minor repair work), is not significant in relation to the proceeds we receive at auction from the particular item and is more in the context of “packaging” the equipment for sale. We do not have any responsibility for fulfillment or ultimate acceptability of the equipment as a result of this “make-ready” effort, and it is not ordered by the customer.

Mr. Daniel L. Gordon
May 25, 2007

•	Does the Company have Discretion in Supplier Selection? We do not purchase assets “ordered” by customers from suppliers, so discretion in supplier selection is not applicable. Equipment owners use us as an agent to dispose of their assets in our auctions.

•	Is the Company Involved in the Determination of Product or Service Specifications? We do not determine product specifications. All equipment consigned to our auctions is offered for sale on an “as-is, where-is” basis, and buyers are responsible for determining whether items sold at our auctions meet their needs. This is the case for all consignments, regardless of whether they are consigned as commission or inventory items.

•	Does the Company have Physical Loss Inventory Risk? Our physical loss inventory risk is minimal because we generally hold title to assets for only a very short period of time prior to the auction, and title is usually transferred to us in our secure auction yards. As soon as the auctioneer says “sold”, the risks and rewards of ownership are transferred to the buyer in accordance with our terms of bidding and sale.

•	Does the Company have Credit Risk? We have little or no credit risk. Although when we acquire equipment we may pay the seller prior to our sale of the equipment at auction, we have negligible credit risk because we have possession of the assets, we hold the physical titles (when applicable) and we do not release the assets until the purchase price has been paid in full. In addition, the value of the equipment generally is not subject to significant fluctuations over the short period of time that we own the assets, and we are aware of prevailing market values for the equipment.
Further support for presentation of inventory items on a net basis comes from the fact that we do not speculate on equipment — there is no pool of capital allocated to the acquisition of equipment for speculative sale at a profit. We only purchase equipment for specific upcoming auctions and do not hold inventory from auction to auction. In addition, we typically do not move acquired equipment to different locations in an effort to achieve a higher sale price. Equipment is acquired for a specific auction and sold at that auction, consistent with our treatment of the equipment in our information management systems, public Internet web site and other marketing materials with respect to the particular auction.

Based on our analysis above, we feel that reporting the net gain or loss on auction of inventory items as revenue is appropriate under EITF 99-19 and consistent with our acting primarily in an agency relationship between our sellers and our buyers.

6.	We note that when stock and options are repurchased from employees, the excess consideration paid over the carrying value of the equity award is charged to retained earnings. Please note that additional compensation expense must be

Mr. Daniel L. Gordon
May 25, 2007

recognized if the repurchase price is greater than the fair value of the equity award on the date of repurchase or if the requisite service period has not been rendered. Refer to paragraph 55 of SFAS 123(R). Please elaborate on your accounting policy for stock and option repurchases, citing relevant accounting literature. Please also advise us if any additional compensation expense should have been recognized under SFAS 123(R) in connection with previous repurchases.

We have never repurchased stock or options from employees, and have no plans to repurchase any stock or options from employees in the foreseeable future. The reference to stock or option repurchases in our accounting policy is therefore not applicable. We will remove the reference to stock and option repurchases in the accounting policy note in our future filings. If we ever do repurchase stock or options in the future, we will apply the guidance in paragraph 55 of SFAS 123(R).
Please contact me if you have any additional questions after reviewing our responses to your comments.
Sincerely,
/s/ Robert S. Armstrong
Robert S. Armstrong
Vice-President Finance, Chief Financial
Officer and Corporate Secretary
Phone: (604) 273-2101
Email: barmstrong@rbauction.com